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                              January 8, 2024

       Eric Swider
       Chief Executive Officer
       Digital World Acquisition Corp.
       3109 Grand Ave., #450
       Miami, FL 33133

                                                        Re: Digital World
Acquisition Corp.
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed December 22,
2023
                                                            File No. 333-264965

       Dear Eric Swider:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 8, 2023 letter.

       Amendment No. 2 to Registration Statement on Form S-4

       Risk Factors
       Risks Related to Digital World and the Business Combination
       Failure by New Digital World to timely file and to obtain and maintain effectiveness..., page 69

   1. We note your response to prior comment 5. Please revise to make clear that because the closing conditions in
the SPAs requiring that the privately-placed shares be registered for resale prior to the
closing of the business combination are not consistent with the requirements of Section
5 of the Securities Act of 1933,    the parties will not be able to
                                                        satisfy the closing
conditions in the SPAs in respect of the concurrent filing and effectiveness of an
initial registration statement on or before the Closing.
 Eric Swider
FirstName  LastNameEric
Digital World AcquisitionSwider
                         Corp.
Comapany
January    NameDigital World Acquisition Corp.
        8, 2024
January
Page  2 8, 2024 Page 2
FirstName LastName
Risks Related to Our Chairman President Donald J. Trump
President Trump has the right to terminate or revoke the License Agreement..., page 129

2. We note your response to prior comment 8. Please further revise to disclose whether the verbal affirmation satisfies the condition to the merger agreement with DWAC that
         TMGT    use its reasonable best efforts to, as promptly as
practicable, and no later than
         September 29, 2023, obtain from DJT a waiver of (or otherwise render inoperative) his right to terminate the License Agreement prior to December 31, 2023, or any other date by which TMTG and DWAC mutually agree to extend the time to consummate the merger.
         If unclear, please expand your risk factor to discuss the consequence of failing to obtain such waiver.
Unaudited Pro Forma Condensed Combined Financial Information, page 144

3. We note your revised disclosures in response to prior comment 12. In our comment we also noted that TMTG is the accounting acquirer and the transaction is a recapitalization of TMTG. In order to be consistent with the accounting substance of the recapitalization being presented in the pro forma financial statements, please clarify that the shares to be received by the TMTG securityholders are not consideration for their equity interests. The exchange of shares is, in substance, a continuation of their equity interests in the TMTG business.
4. We note on the Unaudited Pro Forma Condensed Combined Balance Sheet that the long-
         term TMTG Convertible Promissory Notes and derivative liabilities are not automatically converting upon closing of the reverse merger. Please explain or revise.
Digital World's Reasons for the Business Combination, page 195

5. We note your reference to a third-party valuation report prepared in connection with the board's recommendation. Please revise to furnish the information required by
         Item 1015(b) of Regulation M-A and file the report as an exhibit to your registration statement. Refer to Item 4(b) and Item 21(c) of Form S-4.
6.       We note your response to prior comment 19 and reissue the comment. We note your
         statement on page 195 that board   s recommendation was    included,
but not limited to    the
         listed material factors. We also note your later statement on page 198
that the    discussion
         of material factors initially considered by the Digital World Board is not intended to be
         exhaustive.    Please revise to include, without qualification, the
full list of material factors
         considered by the board when determining whether to approve and recommend the
         Business Combination. Please make similar revisions to your discussion in the summary of the proxy statement/prospectus.
The Board   s Reasons for Approval of the Business Combination, page 195

7.       We note your response to prior comment 26. Please advise us how the
"historical
         growth of Facebook" provides a basis for your statement that the company is positioned to
 Eric Swider
FirstName  LastNameEric
Digital World AcquisitionSwider
                         Corp.
Comapany
January    NameDigital World Acquisition Corp.
        8, 2024
January
Page  3 8, 2024 Page 3
FirstName LastName
         exceed the growth of Facebook in its first three years of operations. Please provide a quantitative basis for this statement or remove it.
Digital World's Management
Directors and Executive Officers, page 227

8. We note your response to prior comment 23. Please explain the phrase unprecedented
         headwinds    and the nexus between Mr. Orlando   s termination and
such    headwinds.
Information about TMTG
About Trump Media & Technology Group, page 241

9. To provide context to your disclosures regarding cumulative signups for Truth Social, please disclose the number of signups as well as active user accounts, such as monthly active users and daily active users, for the periods presented.
Trump Media & Technology Group Corp.
For the Twelve Months Ended December 31, 2022 and December 31, 2021 Consolidated Statement of Operations, page FF-21

10. We note your response to prior comment 35 and that a related party assigned revenue to
         TMTG under the License Agreement in fiscal year 2021. Please label revenues from such transactions as related party revenue on the face of the Consolidated Statements of
         Operations in accordance with Rule 4-08(k)(1) of Regulation S-X.
11. We note your revised presentation in response to prior comment 36. We also note you continue to present a measure of gross profit on the face of your Consolidated Statement of Operations. Please clarify whether any depreciation expense directly attributable to cost of revenue is included in the calculation of gross profit. If you do not allocate any depreciation to cost of revenue, you should remove the gross profit subtotal and relabel the cost of revenue line item to indicate that it excludes depreciation and amortization.
         Refer to SAB Topic 11B. You should similarly revise your Results of Operation disclosures in MD&A.
Note 2. Significant Accounting Policies and Practices
Cost of Revenue, page FF-24

12. We note the disclosure on pages 259 and FF-12 provided in response to prior comment
         37. Please disclose in Note 2 of the audited financial statements your policy for classifying costs incurred in the generation of revenue as cost of revenue. Revenue Recognition, page FF-26

13. We note your disclosure provided in response to prior comment 38. We also note that the agreements with Rumble and TAME were effective in the fiscal year 2022. Accordingly, please provide similar policy disclosure in the audited financial statements. Also, clarify
 Eric Swider
Digital World Acquisition Corp.
January 8, 2024
Page 4
      whether your agreements with Rumble and TAME contain a license to intellectual property or access to your platform and services.
Note 7. Net Sales-Related Party, Related Party Receivable and Payable, page
FF-28

14. We note your revised disclosures in response to prior comments 39 and 40. We also note that the related party transactions, and the License Agreement, transpired during the fiscal years ended December 31, 2022, and 2021. Accordingly, please similarly revise the disclosures in the audited year-end financial statements. Furthermore, in regard to the assigned sales by the related party, please clarify the circumstances of the assignments in accordance with the License Agreement, the nature of the services that were delivered by the Company, if any, under the License Agreement, and how the assignments or services were valued.
Note 8. Convertible Promissory Notes, page FF-29

15. We note your response to prior comment 41. We also note the Convertible Promissory
      Notes 1 to 7 are convertible into equity at a fixed conversion price of $4.00 per share.
      Since the conversion prices are fixed it appears the Convertible Promissory Notes are conventional convertible debt instruments, as discussed in ASC
815-40-25-39.
      Additionally, the conversion features of the Convertible Promissory Notes 1 to 7 are indexed to your own stock such that they would meet the scope exception in ASC 815-10-
      15-74(a), and as a result, they should not have been accounted for as derivative instruments. Refer to the example in ASC 815-40-55-26. Please revise your financial statements accordingly or explain further why it is not necessary to do so. A representation that the impact is not material should be accompanied by a sufficiently detailed SAB 99 materiality analysis.
        Please contact Joseph Cascarano at 202-551-3376 or Robert Littlepage at 202-551-3361
if you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan at 202-551-6756 or Jeffrey Kauten at 202-551-3447 with any other questions.



                                                            Sincerely,
FirstName LastNameEric Swider
                                                            Division of
Corporation Finance
Comapany NameDigital World Acquisition Corp.
                                                            Office of
Technology
January 8, 2024 Page 4
cc:       Brandon J. Bortner
FirstName LastName